April 9, 2010

BY EDGAR CORRESPONDENCE

Mr. Michael Coco Senior International Counsel Office of International Corporate Finance United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-3628

Re:           The Republic of Argentina (the “Republic”)

Dear Mr. Coco:

Thank you for your letter of April 7, 2010.  In relation to the Argentine court decision referenced in your letter, the Republic of Argentina has informed us that they were not notified of the decision until March 22, 2010.  For that reason, an explanation of that decision was not included in the Republic’s Shelf Registration Statement and its annual report on Form 18-K/A filed with the SEC on March 18, 2010.

We have, together with this letter, updated the Republic’s disclosure to reflect the aforementioned Argentine court decision as well as other developments and information.

We remain at your disposal for any questions or comments that you may have.

Very truly yours,

/s/ Carmen Amalia Corrales
Carmen Amalia Corrales